DLA Piper US LLP
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CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER
REQUESTED UNDER COMMISSION RULE 83 (17 CFR § 200.83) BY AUTHENTEC, INC.
May 29, 2007
CONFIDENTIAL TREATMENT
REQUESTED
BY AUTHENTEC, INC.
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AuthenTec, Inc. File No. 333-141348
Dear Ms. Fisher:
     On May 4, 2007, AuthenTec, Inc. (the “Company”), in response to the Staff’s letter dated April 12, 2007, filed an amendment to its registration statement on Form S-1 and provided responses to the Staff’s letter, other than with respect to certain portions of Comment 27 contained therein, which the Company omitted as it had not received a proposed initial public offering range from its underwriters. On behalf of the Company, we hereby submit to you the Company’s response to such portions.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company.
     27. ... In addition, provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. ...
     Response:
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*** [RULE 83 CONFIDENTIAL TREATMENT OF BRACKETED TEXT ABOVE IS REQUESTED BY AUTHENTEC, INC.] ***

Ms. Peggy A. Fisher	CONFIDENTIAL TREATMENT REQUESTED
May 29, 2007	BY AUTHENTEC, INC.
Page Two
     The Company respectfully wishes to inform the Staff that it would appreciate the Staff’s efforts to have any outstanding issues with the Company’s registration statement materially resolved so that it can be in a position to print and distribute its preliminary prospectus by June 6.
Confidential Treatment Request
     In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the identified contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the United States mail for such notice. The address and telephone number for John E. Depke, the responsible representative, is care of DLA Piper US LLP, 1251 Avenue of the Americas, New York, NY 10128, (212) 335-4831.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831, Nancy A. Spangler at (703) 773-4021 or Tony Saur at (212) 335-4688.
Very truly yours,
/s/ John E. Depke
John E. Depke